CERTIFICATE OF NOTIFICATION

                                    Filed by

                            MISSISSIPPI POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated May 14, 1998 in the matter of File No. 70-9171.

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Mississippi Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On March 22, 2002, the issuance by the Company of $80,000,000 aggregate principal amount of its Series D Floating Rate Senior Notes due March 12, 2004 (the "Series D Notes"), pursuant to the Fourth Supplemental Indenture dated as of March 22, 2002, supplementing the Senior Note Indenture dated as of May 1, 1998 between the Company and Bankers Trust Company, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2. Filed herewith are the following exhibits:

         Exhibit A -- Prospectus supplement with respect to the
                      Series D Notes, dated March 12, 2002. (Filed electronically March 14, 2002, in File Nos. 333-45069, 333-45069-01 and 333-45069-02.)

         Exhibit B -- Underwriting Agreement with respect to the
                      Series D Notes dated March 12, 2002. (Designated in Form 8-K dated March 12, 2002 as Exhibit 1.)

         Exhibit C -- Fourth Supplemental Indenture dated as of March
                      22, 2002 to the Senior Note Indenture dated as of May 1, 1998 between the Company and Bankers Trust Company, as Trustee. (Designated in Form 8-K dated March 12, 2002, as Exhibit 4.2.)

         Exhibit D -- Opinion of Balch & Bingham LLP, dated April 1, 2002.



Dated: April 1, 2002                  MISSISSIPPI POWER COMPANY



                                      By  /s/Wayne Boston
                                          Wayne Boston
                                          Assistant Secretary